# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARES CORE INFRASTRUCTURE FUND, CIK 0002031750
CUSIP: 04021D108
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor, New York, New York (NY), 10067
Date of event which requires filing of this statement: 02/19/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001490706

## Reporting persons
- Ares Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,351,421; sole dispositive power 0; shared dispositive power 1,351,421; aggregate amount beneficially owned 1,351,421 (5.2% of the class)
  Comment: The calculation of the foregoing percentage is based on 26,238,118 common shares of beneficial interest, par value $0.01 per share (the "Common Shares") of Ares Core Infrastructure Fund (the "Fund") outstanding as of May 12, 2025, based on information received from the Fund.
- Ares Management Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (0% of the class)
  Comment: The calculation of the foregoing percentage is based on 26,238,118 Common Shares of the Fund outstanding as of May 12, 2025, based on information received from the Fund.
- Ares Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,352,421; sole dispositive power 0; shared dispositive power 1,352,421; aggregate amount beneficially owned 1,352,421 (5.2% of the class)
  Comment: The calculation of the foregoing percentage is based on 26,238,118 Common Shares of the Fund outstanding as of May 12, 2025, based on information received from the Fund.
- Ares Management Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,352,421; sole dispositive power 0; shared dispositive power 1,352,421; aggregate amount beneficially owned 1,352,421 (5.2% of the class)
  Comment: The calculation of the foregoing percentage is based on 26,238,118 Common Shares of the Fund outstanding as of May 12, 2025, based on information received from the Fund.
- Ares Voting LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,352,421; sole dispositive power 0; shared dispositive power 1,352,421; aggregate amount beneficially owned 1,352,421 (5.2% of the class)
  Comment: The calculation of the foregoing percentage is based on 26,238,118 Common Shares of the Fund outstanding as of May 12, 2025, based on information received from the Fund.
- Ares Partners Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,352,421; sole dispositive power 0; shared dispositive power 1,352,421; aggregate amount beneficially owned 1,352,421 (5.2% of the class)
  Comment: The calculation of the foregoing percentage is based on 26,238,118 Common Shares of the Fund outstanding as of May 12, 2025, based on information received from the Fund.
- Ares Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,352,421; sole dispositive power 0; shared dispositive power 1,352,421; aggregate amount beneficially owned 1,352,421 (5.2% of the class)
  Comment: The calculation of the foregoing percentage is based on 26,238,118 Common Shares of the Fund outstanding as of May 12, 2025, based on information received from the Fund.

## Item 1. Issuer
Name of issuer: ARES CORE INFRASTRUCTURE FUND
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor New York, NY, 10067

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by the following (collectively, the "Reporting Persons"):
(i) Ares Holdings L.P. ("Ares Holdings");
(ii) Ares Management Holdings L.P. ("Ares Management Holdings");
(iii) Ares Holdco LLC ("Ares Holdco");
(iv) Ares Management Corporation ("Ares Management");
(v) Ares Voting LLC ("Ares Voting");
(vi) Ares Partners Holdco LLC ("Ares Partners"); and
(vii) Ares Management GP LLC ("Ares Management GP").
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is c/o Ares Management LLC, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.
Citizenship: Each of the Reporting Persons is organized in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The reported securities represent 1,351,421 Common Shares directly held by Ares Holdings and 1,000 Common Shares directly held by Ares Management Holdings. The general partner of Ares Holdings and Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the "Ares Class B Common Stock") and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the "Ares Class C Common Stock"). The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the "Board Members"). Mr. Ressler generally has veto authority over decisions of the Board Members.
Percent of class:
See responses to Item 11 on each cover page.

The reported securities represent 1,000 Common Shares directly held by Ares Management Holdings and 1,351,421 Common Shares directly held by Ares Holdings, which represent 0.00004% and 5.15060% respectively of the Common Shares outstanding as of May 12, 2025, based on information received from the Fund. All share amounts reflected in this Statement have been rounded to the nearest whole Common Share.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated May 14, 2025, by and among the Reporting Persons.

## Signatures
- Ares Holdings L.P.: /s/ Anton Feingold, Authorized Signatory, By: Ares Holdco LLC Its: General Partner (05/14/2025)
- Ares Management Holdings L.P.: /s/ Anton Feingold, Authorized Signatory, By: Ares Holdco LLC Its: General Partner (05/14/2025)
- Ares Holdco LLC: /s/ Anton Feingold, Authorized Signatory (05/14/2025)
- Ares Management Corporation: /s/ Anton Feingold, Authorized Signatory (05/14/2025)
- Ares Voting LLC: /s/ Anton Feingold, Authorized Signatory, By: Ares Partners Holdco LLC Its: Sole Member (05/14/2025)
- Ares Partners Holdco LLC: /s/ Anton Feingold, Authorized Signatory (05/14/2025)
- Ares Management GP LLC: /s/ Anton Feingold, Authorized Signatory (05/14/2025)